CITIGROUP DIVERSIFIED FUTURES FUND L.P.
                                   Supplement
                            dated June 2, 2005 to the
                       Prospectus and Disclosure Document
                              dated October 7, 2004

     This Supplement is part of the Prospectus and Disclosure Document dated October 7, 2004 for Citigroup Diversified Futures Fund L.P. (the "Prospectus") and should be read in conjunction therewith. Terms that are defined in the Prospectus are used herein with the same meaning.

     As of May 27, 2005, the following changes in the principals of the general partner became effective.

     Steven J. Keltz resigned his position as a director and secretary of the general partner.

     Jennifer Magro and Jerry Pascucci were appointed directors of the general partner.

     Ihor G. Rakowsky was appointed a director and secretary of the general partner.


                          THE GENERAL PARTNER (page 26)

Principals (page 27)

Ms. Magro, age 33, is a Director of Citigroup Alternative Investments, a Director of the general partner and a Vice President of the general partner (since August 2001). She was appointed a Director of the general partner in May 2005. Since March 1999, Ms. Magro has been responsible for the accounting and financial and regulatory reporting of Citigroup's managed futures funds. Prior to joining Citigroup Global Markets in January 1996, Ms. Magro was employed by Prudential Securities Inc.

Mr. Pascucci, age 35, is a Director of Citigroup Alternative Investments. He was appointed a Director of the general partner and Chief Investment Officer of the general partner's Investment Committee in May 2005. Mr. Pascucci has been responsible for trading advisor selection, due diligence and portfolio construction for managed futures funds and accounts since 1999. Between 1996 and 1999, Mr. Pascucci served as a Senior Credit Risk Officer for Citigroup Global Markets, focused primarily on market and counterparty risks associated with Citigroup Global Markets' commodity pool and hedge fund clients. Prior to joining Citigroup Global Markets, Mr. Pascucci was employed (since 1992) by ABN AMRO North America at its European American Bank subsidiary as a corporate banking officer.

Mr. Rakowsky, age 52, is a Director and Associate General Counsel in the law department of Citigroup Alternative Investments, which he joined in September 1999 and where he provides legal counsel to various business units specializing in structuring, managing and administering alternative investment products. Mr. Rakowsky became Secretary and a Director of the general partner in May 2005. Previously, Mr. Rakowsky was an associate attorney with Battle Fowler LLP and in-house counsel with The Chase Manhattan Bank, N.A. and The CIT Group.

June 2, 2005


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

RE:      Citigroup Diversified Futures Fund L.P.
         Supplement to Registration Statement on Form S-1
         SEC File No. 333-117275


Ladies and Gentlemen:

On behalf of Citigroup Diversified Futures Fund L.P. (the "Fund"), I am transmitting herewith for filing with the Securities and Exchange Commission pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, a Supplement dated June 2, 2005 to the Fund's final Prospectus and Disclosure Document dated October 7, 2004.

Should you have any questions, please telephone me at 212- 559-5046.

Sincerely,

/s/ Jennifer Magro
    --------------
    Jennifer Magro



Enclosure



cc:      Daniel R. McAuliffe, Jr.
         Emily M. Zeigler
         Rita M. Molesworth
         Evan S. Reed
         Gabriel Acri